No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise.

This prospectus supplement, together with the short form base shelf prospectus dated April 25, 2023 to which it relates, as amended or supplemented, and each document incorporated or deemed to be incorporated by reference in this prospectus supplement and in the short form base shelf prospectus dated April 25, 2023 to which it relates, constitutes a public offering of securities offered pursuant hereto only in the jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

The securities offered under this prospectus supplement have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or the securities laws of any state. Such securities may not be offered or sold within the United States or to a U.S. Person (as defined in Regulation S under the U.S. Securities Act) unless registered under the U.S. Securities Act and applicable state securities laws or an exemption from such registration is available. This prospectus supplement does not constitute an offer to sell or a solicitation of an offer to buy any of these securities to, or for the account or benefit of, persons within the United States or U.S. Persons.

Information has been incorporated by reference in this prospectus supplement, and in the short form base shelf prospectus dated April 25, 2023 to which it relates, from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the head office of Dolly Varden Silver Corporation at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, Phone: 604-375-5578 and are also available electronically at www.sedarplus.com.

PROSPECTUS SUPPLEMENT
TO THE

SHORT FORM BASE SHELF PROSPECTUS DATED APRIL 25, 2023

New Issue	January 9, 2024

DOLLY VARDEN SILVER CORPORATION
$214,500
275,000 Common Shares

This prospectus supplement (this "Prospectus Supplement") of Dolly Varden Silver Corporation (the "Company", "Dolly Varden", "us" or "we"), together with the accompanying short form base shelf prospectus dated April 25, 2023 (the "Shelf Prospectus"), qualifies the distribution (the "Distribution") of 275,000 common shares of the Company (the "Consideration Shares"). On December 18, 2023, the Company entered into an assignment and assumption agreement (the "Assignment Agreement") between the Company, Libero Copper & Gold Corporation ("Libero") and LCT Holdings Inc. (the "Optionor"). Pursuant to the terms of the Assignment Agreement, Libero assigned (the "Assignment") all of its rights and benefits under the option agreement between Libero and the Optionor (the "Option Agreement") to Dolly Varden and Dolly Varden assumed all obligations of Libero under the Option Agreement, thus entitling Dolly Varden, subject to certain conditions, to earn-in a 100% undivided interest in the southern portion of the Big Bulk Project from the Optionor (the "Optioned Property"). The Optioned Property, is comprised of seven mineral claims making up 3,025Ha in the Golden Triangle, British Columbia. Pursuant to the Assignment Agreement, as consideration for the Assignment, the Company has agreed to issue Libero the Consideration Shares. The Company will not receive any cash proceeds from the distribution of the Consideration Shares.

The outstanding common shares of the Company (the "Common Shares") are listed on the TSX Venture Exchange ("TSXV") under the symbol "DV", the OTCQX market in the United States under the symbol "DOLLF", and on the Frankfurt Stock Exchange under the trading symbol "DVQ1". On January 8, 2024, the last trading day before the date of this Prospectus Supplement, the closing price of the Common Shares on the TSXV was $0.80. The Company has applied to list the Consideration Shares on the TSXV. The TSXV has conditionally approved the listing of the Consideration Shares being distribution under the Distribution subject to the Company fulfilling all of the remaining requirements of the TSXV.

C-1

Investors should rely only on current information contained in or incorporated by reference into this Prospectus Supplement and the accompanying Shelf Prospectus as such information is accurate only as of the date of the applicable document. We have not authorized anyone to provide investors with different information. Information contained on our website shall not be deemed to be a part of this Prospectus Supplement or incorporated by reference and should not be relied upon by prospective investors for the purpose of determining whether to invest in the securities. We will not make an offer of these securities in any jurisdiction where the offer or sale is not permitted. Investors should not assume that the information contained in this Prospectus Supplement is accurate as of any date other than the date on the face page of this Prospectus Supplement or the date of any documents incorporated by reference herein.

No underwriter has been involved in the preparation of this Prospectus Supplement nor has any underwriter performed any review of the contents of this Prospectus Supplement.

The financial statements of the Company incorporated by reference herein have been prepared in accordance with International Financial Reporting Standards ("IFRS").

No Canadian securities regulator has approved or disapproved of the securities offered hereby, passed upon the accuracy or adequacy of this Prospectus Supplement and the accompanying Shelf Prospectus or determined if this Prospectus Supplement and the accompanying Shelf Prospectus are truthful or complete. Any representation to the contrary is a criminal offence.

James Sabala and Forrester (Tim) Clark, each a director of the Company, reside outside of Canada and have appointed Dolly Varden Silver Corporation c/o 2820 - 200 Granville Street Vancouver BC, V6C 1S4, as their respective agent for service of process in Canada. It may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

The Company's head office is located at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1and its registered and records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC V6C 2X8.

.

BASE SHELF PROSPECTUS

 ( i )

NOTICE TO READERS

This document is in two parts. The first part is the Prospectus Supplement, which describes the terms of the Distribution and adds to and updates information contained in the accompanying Shelf Prospectus and the documents incorporated by reference therein. The second part is the Shelf Prospectus, which gives more general information, some of which may not apply to the Distribution. This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purpose of qualifying the distribution of the Consideration Shares. You should read this Prospectus Supplement along with the accompanying Shelf Prospectus. If the information varies between this Prospectus Supplement and the accompanying Shelf Prospectus, the information in this Prospectus Supplement supersedes the information in the accompanying Shelf Prospectus.

You should rely only on the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus and are not entitled to rely only on certain parts of the information contained or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus to the exclusion of the remainder. We have not authorized anyone to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it. We are not making an offer to sell or seeking an offer to buy the securities offered pursuant to this Prospectus Supplement and the accompanying Shelf Prospectus in any jurisdiction where the offer or sale is not permitted. You should assume that the information contained in this Prospectus Supplement and the accompanying Shelf Prospectus is accurate only as of the date on the front of those documents and that information contained in any document incorporated by reference is accurate only as of the date of that document, regardless of the time of delivery of this Prospectus Supplement and the accompanying Shelf Prospectus or of any sale of our securities pursuant thereto. Our business, financial condition, results of operations and prospects may have changed since those dates.

In this Prospectus Supplement and the accompanying Shelf Prospectus, unless the context otherwise requires, references to "we", "us", "our" or similar terms, as well as references to "Dolly Varden" or the "Company", refer to Dolly Varden Silver Corporation together with our subsidiaries.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Prospectus Supplement contains or incorporates by reference "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or its mineral projects, or industry results, to be materially different from any future results, expectations, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved although not all forward-looking statements contain such identifying words. These statements reflect the Company's current expectations regarding future events, performance and results based on information currently available and speak only as of the date of this Prospectus Supplement.

Specific statements contained in or incorporated by reference in this Prospectus Supplement that constitute forward-looking statements or forward-looking information include, but are not limited to: (i) the timing and closing of the Distribution; (ii) the potential benefit of the Assignment; (iii) the timing for final receipt of TSXV approval for the Distribution; (iv) future operations of the Company and the Kitsault Valley Project; and (v) expected activities or results of exploration, development or mining operations at any mineral project.

With respect to forward-looking statements or information contained in or incorporated by reference in this Prospectus Supplement, in making such statements or providing such information, the Company has made assumptions regarding, among other things: (i) the accuracy of the estimation of mineral resources; (ii) that exploration activities and studies will provide results that support anticipated development and extraction activities; (iii) that the Company will be able to obtain additional financing on satisfactory terms, including financing necessary to advance the development of the Kitsault Valley Project; (iv) that infrastructure anticipated to be developed or operated by third parties, including electrical generation and transmission capacity, will be developed and/or operated as currently anticipated; (v) that laws, rules and regulations are fairly and impartially observed and enforced; (vi) that the market prices for relevant commodities remain at levels that justify development and/or operation of the Kitsault Valley Project; (vii) general economic conditions; (viii) that labour disputes, surface rights disputes, access to property, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; (ix) competitive conditions in the mining industry; (x) title to mineral properties; (xi) changes in laws, rules and regulations applicable to the Company; (xii) the cost and availability of key equipment and consumables required to continue the Company's operations; (xiii) the Company will realize the potential benefits of the acquisition of Homestake Resource Corporation and the consolidation of the Dolly Varden Project and the Homestake Ridge Project; (xiv) that the Company will realize potential benefit from the consolidation of the Big Bulk Project; and (xv) that the Company will be able to obtain, maintain, renew or extend required permits. All other assumptions contained in or incorporated by reference in this Prospectus Supplement constitute forward-looking information.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed above and below and under "Risk Factors", as well as uncertainties including, among others: the inherently speculative nature of the Company's business; the availability of financing required to sustain the Company on terms acceptable to the Company; the uncertainty as to whether the Company will ever be able to successfully establish profitable mining operations; Fury Gold Mine's ability to exercise significant control over the Company; the Company's ability to compete in a competitive market; the prices of silver, gold and other metals; the commercial uncertainty of mineral resources; geological characteristics; unforeseen technological and engineering problems; metallurgical characteristics of the mineralization; the adequacy of infrastructure and rehabilitation or upgrade of existing infrastructure; the availability of equipment and facilities necessary to complete development; risks related to environmental regulation; the Company's ability to maintain good relationships with communities local to its projects; the exposure to various levels of political, economic and social risks; the reliance on key personnel or other roles that require specialized skills and knowledge; the availability and productivity of skilled labour; the impact that market activity could have on the trading price of our Common Shares; changes in laws or regulations; the regulation of the mining industry by various governmental agencies; the Company's title to its mineral projects; costs of land reclamation; the Company's ability to realize benefits from its corporate actions; the cost of consumables and mining equipment; the impact of climate change; litigation risks; currency fluctuations; economic impacts caused by Russia's military invasion of Ukraine, the ongoing conflict between Israel and Hamas or other sources of global instability; the integrity of the Company's information technology systems; and market perception of junior mining companies.

Certain risks and assumptions are described in more detail under the heading "Risk Factors" in this Prospectus Supplement and in the accompanying Shelf Prospectus and under the heading "Risk Factors" in the AIF (as defined below). New risks may emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company to predict all such factors, changes in such factors and to assess in advance the impact of such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements contained in or incorporated by reference in this Prospectus Supplement.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. This Prospectus Supplement, through the documents incorporated by reference, also contains references to estimates of mineral resources. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates of mineral resources is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Kitsault Valley Project, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in silver, gold or other mineral prices; (ii) results of drilling; (iii) results of metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates; and (vi) the possible failure to receive required permits, approvals and licences.

Although the forward-looking statements contained in or incorporated by reference in this Prospectus Supplement are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements, as a result of, amongst others, those factors noted above and those listed in the AIF under the heading "Risk Factors" and in this Prospectus Supplement and in the accompanying Shelf Prospectus under the heading "Risk Factors". Accordingly, readers should not place undue reliance on forward-looking information. These forward-looking statements are made as of the date of this Prospectus Supplement and are expressly qualified in their entirety by this cautionary statement. Subject to applicable Canadian securities laws, the Company assumes no obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this Prospectus Supplement.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus Supplement refer to Canadian dollars, which is the Company's functional currency. Any references to "US$" in this Prospectus Supplement refer to United States dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

MINERAL RESOURCES ESTIMATES

The mineral resource estimates contained in or incorporated by reference in this Prospectus Supplement were prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are defined in accordance with the Canadian Institute of Mining & Metallurgy Definition Standards which were incorporated by reference in NI 43-101.

METRIC AND IMPERIAL CONVERSIONS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

From metric	To imperial	Multiply by	From imperial	To metric	Multiply by
Hectares	Acres	2.471	Acres	Hectares	0.405
Metres	Feet	3.281	Feet	Metres	0.305
Kilometres	Miles	0.621	Miles	Kilometres	1.609
Tones	Tons (2,000 lbs)	1.102	Tons (2,000 lbs)	Tones	0.907

DOCUMENTS INCORPORATED BY REFERENCE

This Prospectus Supplement is deemed to be incorporated by reference into the accompanying Shelf Prospectus solely for the purposes of the Distribution. Information has been incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus from documents filed by us with securities commissions or similar authorities in Canada. As of the date of this Prospectus Supplement, our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada, other than Quebec, are specifically incorporated by reference into and form an integral part of this Prospectus Supplement and the accompanying Shelf Prospectus:

(a) the Company's annual information form for the fiscal year ended December 31, 2022, dated April 11, 2023 (the "AIF");

(b) the Company's audited consolidated financial statements for the fiscal years ended December 31, 2021 and 2022 together with the auditors' report thereon and notes contained therein;

(c) the Company's management's discussion and analysis of results of operations and financial condition for the fiscal year ended December 31, 2022;

(d) the Company's management information circular dated May 19, 2023 for the annual meeting of shareholders held on June 22, 2023;

(e) the Company's management information circular dated January 21, 2022 for the special meeting of shareholders held on February 22, 2022; excluding the written fairness opinion dated December 6, 2021 prepared for the special committee of the board of directors of the Company (attached as Appendix D) each prepared in connection with the acquisition of the Homestake Ridge Project;

(f) the Company's business acquisition report dated May 10, 2022 with respect to the acquisition of 100% interest in the Homestake Ridge Project;

(g) the Company's unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2023 and 2022 (the "Interim Financial Statements");

(h) the Company's interim management's discussion and analysis for the three and nine months ended September 30, 2023; and

(i) the material change report filed December 8, 2023 with respect to the completion of the sale of 15,384,616 Common Shares to Hecla Canada Ltd. at a price of $0.65 per Common Share for gross proceeds of $10 million.

Any document of the type referred to above, any annual information form, annual or quarterly financial statements, annual or quarterly management's discussion and analysis, management information circular, material change report (excluding confidential material change reports), business acquisition report or other disclosure documents required to be incorporated by reference into a prospectus filed under National Instrument 44-101 − Short Form Prospectus Distributions filed by Dolly Varden with the securities commissions or similar authorities in Canada after the date of this Prospectus Supplement and prior to the completion or termination of the Distribution shall be deemed incorporated by reference into this Prospectus Supplement for the purposes of the Distribution. Documents referenced in any of the documents incorporated by reference in this Prospectus Supplement but not expressly incorporated by reference therein or herein and not otherwise required to be incorporated by reference therein or in this Prospectus Supplement are not incorporated by reference in this Prospectus Supplement.

The documents incorporated or deemed to be incorporated herein by reference contain meaningful and material information relating to the Company and readers should review all information contained in this Prospectus Supplement and the Shelf Prospectus, and the documents incorporated or deemed to be incorporated by reference herein and therein.

Any statement contained in this Prospectus Supplement, the Shelf Prospectus or any document incorporated or deemed to be incorporated by reference in this Prospectus Supplement or the Shelf Prospectus for the purpose of the Distribution shall be deemed to be modified or superseded, for purposes of this Prospectus Supplement, to the extent that a statement contained herein or in the Shelf Prospectus or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein or in the Shelf Prospectus modifies or supersedes such prior statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document which it modifies or supersedes. The making of such a modifying or superseding statement shall not be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this Prospectus Supplement, the Shelf Prospectus or the documents incorporated by reference herein or therein, except as so modified or superseded.

Copies of the documents incorporated herein by reference may be obtained on request without charge from the head office of Dolly Varden Silver Corporation at 3123 - 595 Burrard St., Vancouver, BC V7X 1J1, Phone: 604-375-5578 and are also available electronically at www.sedarplus.com.

PRESENTATION OF FINANCIAL INFORMATION

The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus Supplement have been rounded for clarity of presentation. Unless otherwise indicated, financial information included or incorporated by reference in this Prospectus Supplement and the accompanying Shelf Prospectus has been prepared in accordance with IFRS. Certain calculations included in tables and other figures in this Prospectus Supplement and the accompanying Shelf Prospectus have been rounded for clarity of presentation.

USE OF PROCEEDS

The Company will not receive any proceeds from the distribution of the Consideration Shares as the Consideration Shares are being issued as consideration in connection with the Assignment.

RECENT DEVELOPMENTS

Dolly Varden's 2023 drilling program for the Kitsault Valley Project, which was initiated on May 30, 2023, was successfully completed on October 23rd with 51,527 meters drilled within the expanded exploration program. The goal of the exploration program was to build upon the success of the 2022 drilling program. Specifically, the Company focused on step out drilling and expansion drilling of high-grade silver and gold mineralization at the Wolf, Kitsol/Torbrit and Homestake Ridge deposits. Drill results were reported in news releases on August 8,2023 September 11, 2023 and November 6, 2023.

On November 1, 2023, Dolly Varden completed its sale of 15,384,616 Common Shares to Hecla Canada Ltd. ("Hecla") at a price of $0.65 per Common Share for gross proceeds of $10 million (the "Hecla Offering"). As a result of the Hecla Offering, Hecla has increased its shareholding in the Company to 15.7% from 10.6%, calculated on an undiluted basis.

In connection with the Hecla Offering, Dolly Varden has agreed with Hecla that the Company will not complete any further debt or equity financings for the remainder of 2023. Additionally, Dolly Varden has agreed that between January 1, 2024 and September 1, 2024, without the prior consent of Hecla, it will not complete any debt or equity financings other than equity financings for net proceeds to the Company of up to $15 million and provided that the issue price under such financing is greater than $0.65 per security. These restrictions do not capture customary exceptions such as the issuances of securities related to the Company's equity based incentive compensation, the exercise of existing convertible securities and strategic transactions for non-cash consideration.

PRIOR SALES

The following table sets forth certain information regarding the sale of Common Shares or securities that are convertible into Common Shares during the 12 months preceding the date of this Prospectus Supplement.

Date of Issue	Number and Type of Securities	Issue Price ($)
February 24, 2023	700,000 Stock Options(1)	0.97
November 1, 2023	15,384,616 Common Shares (3)	0.65
October 19, 2023	500 Common Shares (2)	0.71
June 29, 2023	25,000 Common Shares (2)	0.30
April 20, 2023	56,000 Common Shares (2)	0.97
April 17, 2023	120,000 Common Shares (2)	0.25
April 17, 2023	44,000 Common Shares (2)	0.97
April 13, 2023	116,666 Common Shares (2)	0.71
February 15, 2023	270,000 Common Shares (2)	0.40
February 7, 2023	100,000 Common Shares (2)	0.71
February 7, 2023	50,000 Common Shares (2)	0.40
January 3, 2023	33,333 Common Shares (2)	0.79
January 3, 2023	137,000 Common Shares (2)	0.71

Notes:

(1) Options granted to certain directors, officers and employees of the Company pursuant to the Company's Stock Option Plan, exercisable for a term of five years.

(2) Common Shares issued pursuant to exercise of stock options under the Company's Stock Option Plan.
(3) Common Shares issued pursuant to strategic investment by Hecla Canada Ltd.

(4) Common Shares issued pursuant to the Ancillary Rights Agreement.

TRADING PRICES AND VOLUMES

The following sets forth the high and low market prices and the volume of the Common Shares traded on the TSXV for during the 12 months preceding the date of this Prospectus Supplement (stated in Canadian dollars):

	Price Range(1)
Month	High $	Low $	Volume(2)
January 1-8, 2024	0.92	0.83	752,831
December 2023	0.96	0.71	3,192,030
November 2023	0.92	0.71	2,331,954
October 2023	0.79	0.62	4,303,097
September 2023	0.74	0.58	3,768,330
August 2023	0.81	0.645	2,324,554
July 2023	0.84	0.68	3,026,887
June 2023	0.91	0.62	5,595,871
May 2023	1.11	0.80	5,795,612
April 2023	1.24	0.97	10,310,847
March 2023	1.06	0.79	4,477,023
February 2023	1.24	0.97	10,210,847
January 2023	1.06	0.79	4,477,023

Notes:

(1) Includes intra-day lows and highs. (2) Total volume traded in the month.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company's share or loan capital, on a consolidated basis, since the date of the Interim Financial Statements, other than as outlined under the heading "Prior Sales".

DESCRIPTION OF SHARE CAPITAL

Dolly Varden's authorized share capital consists of an unlimited number of Common Shares. As at the date hereof, the Company has 270,066,399 Common Shares issued and outstanding, as well as 10,871,251 stock options and 2,054,678 restricted share units. Upon completion of the Distribution, there will be an aggregate 270,341,399 Common Shares issued and outstanding.

For a description of the terms of the Common Shares, see "Description of Securities Offered - Common Shares" in the Shelf Prospectus.

PLAN OF DISTRIBUTION

As consideration for the assignment of the Option Agreement and in accordance with the terms of the Assignment Agreement, the Company has agreed to issue the Consideration Shares to Libero at a deemed price of $0.78 per Consideration Share (being the closing price of the Common Shares on the TSXV on December 15, 2023, the last trading day before entering into the Assignment Agreement). The terms of the Assignment Agreement were determined by negotiation between the Company, the Optionor and Libero. No underwriter has been involved in the distribution of the Consideration Shares.

The Company has applied to list the Consideration Shares on the TSXV. Listing of the Consideration Shares will be subject to the Company fulfilling all of the customary listing requirements of the TSXV.

The Common Shares are listed on the TSXV under the symbol "DV", the OTCQX market in the United States under the symbol "DOLLF", and on the Frankfurt Stock Exchange under the trading symbol "DVQ1". The Company has applied to list the Common Shares on the TSXV. The TSXV has conditionally approved the listing of the Consideration Shares being distribution under the Distribution subject to the Company fulfilling all of the remaining requirements of the TSXV.

RISK FACTORS

The operations of the Company are speculative due to the high-risk nature of its business. Investing in the Common Shares involves significant risks, which should be carefully considered by prospective investors before purchasing such securities. In addition to the other information contained in this Prospectus Supplement and the documents incorporated by reference, you should carefully consider the risks described below together with other risks described under the "Risk Factors" section of the accompanying Shelf Prospectus before purchasing any securities of the Company. Any one or more of such risk factors could materially affect the Company's future operating results and could cause actual events to differ materially from those described in forward-looking statements relating to the Company.

Additional issuance of Common Shares may result in dilution.

The Company is allowed to issue an unlimited number of Common Shares, in many cases. As part of the Distribution, the Company will issue 275,000 Common Shares. The Company may issue additional Common Shares in future offerings (including through the sale of securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares. The Company may also issue Common Shares to finance future acquisitions. The Company cannot predict the size of future issuances of Common Shares or the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for the Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and the Company may experience dilution in its earnings per share.

The price of the Common Shares is subject to market price volatility.

The market price of the Common Shares may be adversely affected by a variety of factors relating to the Company's business, including fluctuations in the Company's operating and financial results, the results of any public announcements made by the Company and the Company's failure to meet analysts' expectations. In addition, from time to time, the stock market experiences significant price and volume volatility that may affect the market price of the Common Shares for reasons unrelated to the Company's performance. Additionally, the value of the Common Shares are subject to market value fluctuations based upon factors which influence the Company's operations, such as legislative or regulatory developments, competition, technological change and the performance of equity markets and changes in interest rates. Accordingly, investors may not be able to sell their Common Shares at or above the value at which they were acquired.

Investing in the Common Shares is speculative, and investors could lose their entire investment.

An investment in the Common Shares is speculative and may result in the loss of an investor's entire investment. Only potential investors who are experienced in high risk investments and who can afford to lose their entire investment should consider an investment in the Common Shares.

CERTAIN INCOME TAX CONSIDERATIONS

The acquisition of the Consideration Shares described herein may subject a holder of Consideration Shares to tax consequences in Canada. This Prospectus Supplement does not describe these tax consequences. The Company has not made any representation regarding the tax consequences of an investment in the Consideration Shares and a holder of Consideration Shares is urged to consult its own tax adviser for advice as to the consequences to it of holding Consideration Shares.

INTEREST OF EXPERTS

Robert van Egmond, Vice-President Exploration of the Company, has reviewed and approved the scientific and technical information in respect of the Kitsault Valley Project contained in this Prospectus Supplement, to ensure that the technical information contained in this Prospectus Supplement is an accurate summary of the original reports and data provided to or developed by the Company. Mr. van Egmond is considered, by virtue of his education, experience and professional association, to be a Qualified Person for the purposes of NI 43-101. Mr. van Egmond is not independent of the Company within the meaning of NI 43-101.

Other information regarding certain experts is contained in the accompanying Shelf Prospectus under "Interests of Experts" and remains current to the date hereof.

AUDITORS, REGISTRAR AND TRANSFER AGENT

The auditor of the Company is Davidson & Company LLP, Chartered Professional Accountants, at its offices located at 609 Granville St #1200, Vancouver, BC V7Y 1H4. Davidson & Company LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Computershare Investor Services Inc., at its principal office at 510 Burrard Street, 3rd Floor, Vancouver, BC, Canada, V6C 3B9, is the transfer agent for the Common Shares.

LEGAL MATTERS

Certain legal matters in connection with the Distribution will be passed upon on behalf of the Company by Stikeman Elliott LLP. As of the date of this Prospectus Supplement, partners and associates of Stikeman Elliott LLP as a group beneficially own, directly or indirectly, less than one percent of the outstanding securities of the Company.

ENFORCEABILITY OF JUDGEMENT AGAINST FOREIGN PERSONS

James Sabala and Forrester (Tim) Clark, each a director of the Company, reside outside of Canada and have appointed Dolly Varden Silver Corporation c/o 2820 - 200 Granville Street, Vancouver BC, V6C 1S4, as their respective agent for service of process in Canada. Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

PURCHASERS' STATUTORY RIGHTS

Securities legislation in certain of the provinces and territories of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces and territories of Canada, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limits prescribed by the securities legislation of the purchaser's province or territory.

The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province or territory, if applicable, for the particulars of these rights or consult with a legal advisor. Rights and remedies may also be available to purchasers under U.S. law; purchasers may wish to consult with a U.S. lawyer for particulars of these rights.

CERTIFICATE OF THE COMPANY

Dated: January 9, 2024

This short form prospectus, together with the documents incorporated in the prospectus by reference, as supplemented by the foregoing, constitutes full, true and plain disclosure of all material facts relating to the securities offered by the prospectus and this supplement as required by the securities legislation of each of the provinces of Canada, except Québec.

DOLLY VARDEN SILVER CORPORATION

By: (Signed) "Shawn Khunkhun"	By: (Signed) "Ann Fehr"
Shawn Khunkhun, CEO	Ann Fehr, CFO

On behalf of the Board of Directors

By: (Signed) "Darren Devine"	By: (Signed) "Michael Henrichsen"
Darren Devine	Michael Henrichsen

C-1

This short form base shelf prospectus has been filed under legislation in each of the provinces of Canada other than Québec, that permits certain information about these securities to be determined after this prospectus has become final and that permits the omission from this prospectus of that information. The legislation requires the delivery to purchasers of a prospectus supplement containing the omitted information within a specified period of time after agreeing to purchase any of these securities.

No securities regulatory authority has expressed an opinion about these securities and it is an offence to claim otherwise. This short form base shelf prospectus constitutes a public offering of these securities only in those jurisdictions where they may be lawfully offered for sale and therein only by persons permitted to sell such securities.

Information has been incorporated by reference in this short form base shelf prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Chief Financial Officer of Dolly Varden Silver Corporation at 3123 - 595 Burrard St. Vancouver, BC V7X 1J1 , Phone: 604-375-5578 and are also available electronically under the Dolly Varden Silver Corporation profile at www.sedar.com.

SHORT FORM BASE SHELF PROSPECTUS

New Issue	April 25, 2023

DOLLY VARDEN SILVER CORPORATION

$50,000,000

COMMON SHARES
DEBT SECURITIES
SUBSCRIPTION RECEIPTS
WARRANTS
UNITS

Dolly Varden Silver Corporation (the "Company" or "Dolly Varden") may, from time to time, offer and issue the following securities: (i) common shares ("Common Shares"); (ii) senior or subordinated unsecured debt securities, including debt securities convertible or exchangeable into other securities of Dolly Varden (collectively, "Debt Securities"); (iii) subscription receipts ("Subscription Receipts"); (iv) warrants ("Warrants"); and/or (v) units comprised of one or more of the other securities described in this prospectus ("Units", and together with the Common Shares, Debt Securities, Subscription Receipts and Warrants, the "Securities"), having an aggregate offering price of up to $50,000,000, during the 25-month period that this short form base shelf prospectus (the "Prospectus"), including any amendments hereto, remains valid. Securities may be offered separately or together, in amounts, at prices and on terms to be determined based on market conditions at the time of sale and set forth in an accompanying prospectus supplement (a "Prospectus Supplement").

Investing in the Securities involves significant risks. Prospective investors should carefully read and consider the risk factors described or referenced under the heading "Risk Factors" in this Prospectus, contained in any of the documents incorporated by reference herein, and in any applicable Prospectus Supplement, before purchasing Securities.

The specific terms of any offering of Securities will be set out in the applicable Prospectus Supplement including, where applicable: (i) in the case of Common Shares, the persons(s) offering the Common Shares, the number of Common Shares offered and the offering price (or the manner of determination thereof if offered on a non-fixed price basis); (ii) in the case of the Debt Securities, the specific designation of the Debt Securities, whether such Debt Securities are senior or subordinated, the aggregate principal amount of the Debt Securities being offered, the currency or currency unit in which the Debt Securities may be purchased, authorized denominations, any limit on the aggregate principal amount of the Debt Securities of the series being offered, the issue and delivery date, the maturity date, the offering price (at par, at a discount or at a premium), the interest rate or method of determining the interest rate, the interest payment date(s), any conversion or exchange rights that are attached to the Debt Securities, any redemption provisions, any repayment provisions and any other specific terms; (iii) in the case of Subscription Receipts, the number of Subscription Receipts being offered, the offering price (or the manner of determination thereof if offered on a non-fixed price basis), the procedures for the exchange of Subscription Receipts for Common Shares, Units or Debt Securities as the case may be, the currency or currency unit in which the Subscription Receipts are issued and any other specific terms; (iv) in the case of Warrants, the designation, number and terms of the Common Shares or Debt Securities or other Securities purchasable upon exercise of the Warrants, any procedures that will result in the adjustment of those numbers, the exercise price, dates and periods of exercise, the currency in which the Warrants are issued and any other specific terms; and (v) in the case of Units, the designation and terms of the Units and of the Securities comprising the Units, the currency or currency unit in which the Units are issued and any other specific terms. A Prospectus Supplement may include other specific variable terms pertaining to the Securities that are not within the alternatives and parameters described in this Prospectus. Where required by statute, regulation or policy, and where Securities are offered in currencies other than Canadian dollars, appropriate disclosure of foreign exchange rates applicable to the Securities will be included in the Prospectus Supplement describing the Securities.

- ii -

All shelf information permitted under applicable laws to be omitted from this Prospectus will be contained in one or more Prospectus Supplements that will be delivered to purchasers together with this Prospectus. Each Prospectus Supplement will be incorporated by reference into this Prospectus for the purposes of securities legislation as of the date of the Prospectus Supplement and only for the purposes of the distribution of the Securities to which the Prospectus Supplement pertains.

No underwriter has been involved in the preparation of this Prospectus nor has any underwriter performed any review of the content of this Prospectus. The Company may sell the Securities to or through underwriters or dealers purchasing as principals and may also sell the Securities to one or more purchasers directly subject to obtaining any required exemptive relief or through agents. The Prospectus Supplement relating to a particular offering of Securities will identify each underwriter, dealer or agent, if any, engaged by the Company in connection with the offering and sale of Securities and will set forth the terms of the offering of such Securities, the method of distribution of such Securities including, to the extent applicable, the proceeds to us, and any fees, discounts or any other compensation payable to underwriters, dealers or agents and any other material terms of the plan of distribution. Securities may be sold from time to time in one or more transactions at a fixed price or fixed prices, or at non-fixed prices. If offered on a non-fixed price basis, Securities may be offered at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices to be negotiated with purchasers at the time of sale, which prices may vary between purchasers and during the period of distribution. If Securities are offered on a non-fixed price basis, the underwriters', dealers' or agents' compensation will be increased or decreased by the amount by which the aggregate price paid for Securities by the purchasers exceeds or is less than the gross proceeds paid by the underwriters, dealers or agents to us. See "Plan of Distribution".

The outstanding Common Shares are listed on the TSX Venture Exchange (the "TSXV") under the symbol "DV", the OTCQX trading platform in the United States under the trading symbol "DOLLF" and on the Frankfurt Stock Exchange under the trading symbol "DVQ1". On April 24, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $1.13.

Unless specified in the applicable Prospectus Supplement, Securities other than the Common Shares will not be listed on any securities exchange. There is currently no market through which the Debt Securities, Subscription Receipts, Warrants and Units may be sold and purchasers may not be able to resell any Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. This may affect the pricing of such Securities in the secondary market, the transparency and availability of trading prices, the liquidity of such Securities and the extent of issuer regulation. See "Risk Factors" below and the "Risk Factors" section of the applicable Prospectus Supplement.

- iii -

This Prospectus does not qualify the issuance of Debt Securities, or Securities convertible into or exchangeable for Debt Securities, in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate.

Subject to applicable laws, in connection with any offering of Securities, the underwriters, dealers or agents may over-allot or effect transactions which stabilize or maintain the market price of the Securities at levels other than those which may prevail on the open market. A purchaser who acquires any Securities forming part of the underwriters, dealers or agents' over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the overallotment option or secondary market purchases. Such transactions, if commenced, may be interrupted or discontinued at any time. See "Plan of Distribution".

The directors of the Company named below, each of whom reside outside of Canada, have appointed the following agent for service of process in Canada:

Names of Persons	Name and Address of Agent
James Sabala Forrester (Tim) Clark	Dolly Varden Silver Corporation c/o 2820 - 200 Granville Street Vancouver BC, V6C 1S4

Purchasers are advised that it may not be possible for investors to enforce judgments obtained in Canada against any person or company that is incorporated, continued or otherwise organized under the laws of a foreign jurisdiction or resides outside of Canada, even if the party has appointed an agent for service of process.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION NOR HAS THE SECURITIES COMMISSION OF ANY STATE OF THE UNITED STATES OR ANY CANADIAN SECURITIES REGULATOR APPROVED OR DISAPPROVED THESE SECURITIES OR PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Investors should be aware that the acquisition, holding or disposition of the Securities described herein may have tax consequences which may not be described fully herein. You should read the tax discussion contained in the applicable Prospectus Supplement with respect to a particular offering of Securities and consult your own tax advisor with respect to your own particular circumstances.

The Company's head office is located at 1800-555 Burrard St. Vancouver, BC V7X 1E5 Canada and its registered records office is located at Suite 1700, Park Place, 666 Burrard Street, Vancouver, BC, V6C 2X8.

NOTICE TO READERS

This Prospectus provides a general description of the Securities that we may offer. Each time we sell Securities under this Prospectus, we will provide you with a Prospectus Supplement that will contain specific information about the terms of that offering. The Prospectus Supplement may also add, update or change information contained in this Prospectus. Before investing in any Securities, you should read both this Prospectus and any applicable Prospectus Supplement, together with the additional information described below and in the applicable Prospectus Supplement under "Documents Incorporated by Reference".

Investors should rely only on the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement. We have not authorized anyone to provide investors with different or additional information. We are not making an offer of Securities in any jurisdiction where the offer is not permitted by law. Prospective investors should not assume that the information contained in or incorporated by reference in this Prospectus or any applicable Prospectus Supplement is accurate as of any date other than the date on the front of the applicable Prospectus Supplement.

Market data and certain industry forecasts used in the Prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of this information is not guaranteed. We have not independently verified such information, nor have we ascertained the validity or accuracy of the underlying economic assumptions relied upon therein, and we do not make any representation as to the accuracy of such information.

Any graphs, tables or other information demonstrating our historical performance or of any other entity contained in this Prospectus or any applicable Prospectus Supplement or the information incorporated by reference in this Prospectus or any applicable Prospectus Supplement are intended only to illustrate past performance and are not necessarily indicative of our future performance or that of any other entity. The information contained in this Prospectus or any applicable Prospectus Supplement is accurate only as of the date on the front of such documents, regardless of the time of delivery of such documents or of any sale of the Securities.

Unless we have indicated otherwise, or the context otherwise requires, references in this Prospectus to the "Company", "Dolly Varden", "we", "us" and "our" refer to Dolly Varden Silver Corporation and/or, as applicable, one or more of its subsidiaries.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This Prospectus contains or incorporates by reference "forward-looking statements" or "forward-looking information" within the meaning of applicable Canadian securities legislation. Such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or its mineral projects, or industry results, to be materially different from any future results, expectations, performance or achievements expressed or implied by such forward-looking statements or information. Such statements can be identified by the use of words such as "may", "would", "could", "will", "intend", "expect", "believe", "plan", "anticipate", "estimate", "scheduled", "forecast", "predict" and other similar terminology, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved although not all forward-looking statements contain such identifying words. These statements reflect the Company's current expectations regarding future events, performance and results based on information currently available and speak only as of the date of this short form prospectus.

Specific statements contained in or incorporated by reference in this Prospectus that constitute forward-looking statements or forward-looking information include, but are not limited to: (i) the potential future sale of Securities under this Prospectus; (ii) details regarding the potential future issuances of, and information to be contained in a future Prospectus Supplement; (iii) the Company's use of proceeds from the sale of Securities; (iv) the plan of distribution during the 25-month period that this Prospectus remains valid; (v) the compensation payable to underwriters, dealers or agents in connection with the sale of Securities; (vi) the prospective nature of the Kitsault Valley Project; (vii) the potential objectives of the Company's drilling programs, (viii) the Company's goals and plans with respect to social and community relationships in its area of operations, (ix) the potential benefits of the acquisition of Homestake and the consolidation of the Dolly Varden Project and the Homestake Ridge Project into the Kitsault Valley Project; (x) future operations of the Company and the Kitsault Valley Project; (xi) the planned amount and timing, as well as the degree of success of, any future exploration program including drilling programs, including the potential addition of mineral resources and the potential to upgrade exploration targets to mineral resources as a result of such exploration and drilling programs; (xii) the prospective receipt of permits, licences or approvals at any mineral project, including those necessary to commence development or mining operations; and (xiii) expected activities or results of exploration, development or mining operations at any mineral project.

With respect to forward-looking statements or information contained in or incorporated by reference in this Prospectus, in making such statements or providing such information, the Company has made assumptions regarding, among other things: (i) the accuracy of the estimation of mineral resources; (ii) that exploration activities and studies will provide results that support anticipated development and extraction activities; (iii) that the Company will be able to obtain additional financing on satisfactory terms, including financing necessary to advance the development of the Kitsault Valley Project; (iv) that infrastructure anticipated to be developed or operated by third parties, including electrical generation and transmission capacity, will be developed and/or operated as currently anticipated; (v) that laws, rules and regulations are fairly and impartially observed and enforced; (vi) that the market prices for relevant commodities remain at levels that justify development and/or operation of the Kitsault Valley Project; (vii) general economic conditions; (viii) that labour disputes, surface rights disputes, access to property, flooding, ground instability, fire, failure of plant, equipment or processes to operate as anticipated and other risks of the mining industry will not be encountered; (ix) competitive conditions in the mining industry; (x) title to mineral properties; (xi) changes in laws, rules and regulations applicable to the Company; (xii) the cost and availability of key equipment and consumables required to continue the Company's operations; (xiii) the Company will realize the potential benefits of the acquisition of Homestake and the consolidation of the Dolly Varden Project and the Homestake Ridge Project; and (xiv) that the Company will be able to obtain, maintain, renew or extend required permits. All other assumptions contained in or incorporated by reference in this Prospectus constitute forward-looking information.

Forward-looking statements involve significant risks and uncertainties, should not be read as guarantees of future performance or results, and will not necessarily be accurate indicators of whether or not such results will be achieved. A number of factors could cause actual results to differ materially from the results discussed in the forward-looking statements, including, but not limited to, the factors discussed above and below and under "Risk Factors", as well as uncertainties including, among others: the inherently speculative nature of the Company's business; the availability of financing required to sustain the Company on terms acceptable to the Company; the uncertainty as to whether the Company will ever be able to successfully establish profitable mining operations; Fury's ability to exercise significant control over the Company; the Company's ability to compete in a competitive market; the prices of silver, gold and other metals; the commercial uncertainty of mineral resources; geological characteristics; unforeseen technological and engineering problems; metallurgical characteristics of the mineralization; the adequacy of infrastructure and rehabilitation or upgrade of existing infrastructure; the availability of equipment and facilities necessary to complete development; risks related to environmental regulation; the Company's ability to maintain good relationships with communities local to its projects; the exposure to various levels of political, economic and social risks; the reliance on key personnel or other roles that require specialized skills and knowledge; the availability and productivity of skilled labour; the impact that market activity could have on the trading price of our Common Shares; changes in laws or regulations; the regulation of the mining industry by various governmental agencies; the Company's title to its mineral projects; costs of land reclamation; the Company's ability to realize benefits from its corporate actions; the cost of consumables and mining equipment; the impact of climate change; litigation risks; the effect of the COVID-19 pandemic; currency fluctuations; economic impacts caused by Russia's military invasion of Ukraine or other sources of global instability; the integrity of the Company's information technology systems; and market perception of junior mining companies.

Certain risks and assumptions are described in more detail under the heading "Risk Factors" herein and in the AIF (as defined below) under the heading "Risk Factors". New risks may emerge from time to time and the importance of current factors may change from time to time and it is not possible for the Company to predict all such factors, changes in such factors and to assess in advance the impact of such factor on its business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements contained in this Prospectus.

Information concerning the interpretation of drill results also may be considered forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed. This Prospectus, through the documents incorporated by reference, also contains references to estimates of mineral resources. The estimation of mineral resources is inherently uncertain and involves subjective judgments about many relevant factors. Mineral resources that are not mineral reserves do not have demonstrated economic viability. The accuracy of any such estimates of mineral resources is a function of the quantity and quality of available data, and of the assumptions made and judgments used in engineering and geological interpretation (including estimated future production from the Kitsault Valley Project, the anticipated tonnages and grades that will be mined and the estimated level of recovery that will be realized), which may prove to be unreliable and depend, to a certain extent, upon the analysis of drilling results and statistical inferences that may ultimately prove to be inaccurate. Mineral resource estimates may have to be re-estimated based on, among other things: (i) fluctuations in silver, gold or other mineral prices; (ii) results of drilling; (iii) results of metallurgical testing and other studies; (iv) proposed mining operations, including dilution; (v) the evaluation of mine plans subsequent to the date of any estimates; and (vi) the possible failure to receive required permits, approvals and licences.

Although the forward-looking statements contained in or incorporated by reference in this Prospectus are based upon what management of the Company believes are reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. The Company's actual results could differ materially from those anticipated in these forward-looking statements, as a result of, amongst others, those factors noted above and those listed in the AIF under the heading "Risk Factors". Accordingly, readers should not place undue reliance on forward-looking information. These forward-looking statements are made as of the date of this Prospectus and are expressly qualified in their entirety by this cautionary statement. Subject to applicable Canadian securities laws, the Company assumes no obligation to update or revise the forward-looking statements contained herein to reflect events or circumstances occurring after the date of this Prospectus.

PRESENTATION OF FINANCIAL INFORMATION

Unless otherwise indicated, all references to "$", "C$" or "dollars" in this Prospectus refer to Canadian dollars, which is the Company's functional currency. References to "US$" in this Prospectus refer to United States dollars. The consolidated financial statements of the Company incorporated herein by reference are reported in Canadian dollars and are prepared in accordance with International Financial Reporting Standards ("IFRS"). Certain calculations included in tables and other figures in this Prospectus have been rounded for clarity of presentation.

MINERAL RESOURCES ESTIMATES

The mineral resource estimates contained in this Prospectus were prepared in accordance with the requirements of National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"). The terms "mineral resource", "measured mineral resource", "indicated mineral resource", and "inferred mineral resource" are defined in accordance with the Canadian Institute of Mining & Metallurgy Definition Standards which were incorporated by reference in NI 43-101.

METRIC AND IMPERIAL CONVERSIONS

For ease of reference, the following factors for converting between metric and imperial measurements are provided:

From metric	To imperial	Multiply by	From imperial	To metric	Multiply by
Hectares	Acres	2.471	Acres	Hectares	0.405
Metres	Feet	3.281	Feet	Metres	0.305
Kilometres	Miles	0.621	Miles	Kilometres	1.609
Tones	Tons (2,000 lbs)	1.102	Tons (2,000 lbs)	Tones	0.907

DOCUMENTS INCORPORATED BY REFERENCE

Information has been incorporated by reference in this Prospectus from documents filed by us with securities commissions or similar authorities in the provinces of Canada other than Québec. Our disclosure documents listed below and filed with the appropriate securities commissions or similar regulatory authorities in each of the provinces of Canada other than Québec, are specifically incorporated by reference into and form an integral part of this Prospectus:

(a) the Company's annual information formfor the fiscal year ended December 31, 2022, dated April 11, 2023 (the "AIF");

(b) the Company's audited consolidated financial statements for the fiscal years ended December 31, 2022 and 2021, together with the auditors' report thereon and notes contained therein;

(c) the Company's management's discussion and analysis of results of operations and financial condition for the fiscal year ended December 31, 2022 (the "MD&A");

(d) the Company's management information circular dated May 23, 2022 for the annual meeting of shareholders held on June 22, 2022;

(e) the Company's management information circular dated January 21, 2022 for the special meeting of shareholders held on February 22, 2022; excluding the written fairness opinion dated December 6, 2021 prepared for the special committee of the board of directors of the Company (attached as Appendix D) each prepared in connection with the acquisition of the Homestake Ridge Project; and

(f) the Company's business acquisition report dated May 10, 2022 with respect to the acquisition of 100% interest in the Homestake Ridge Project.

Any documents of the type referred to above or in Item 11.1 of Form 44-101F1 of National Instrument 44-101 - Short Form Prospectus Distributions subsequently filed by us with the various securities commissions or similar authorities in Canada after the date of this Prospectus and until the expiry of this Prospectus shall be deemed to be incorporated by reference into this Prospectus.

Any statement contained in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein, or in any other subsequently filed document which also is incorporated or is deemed to be incorporated by reference herein, modifies or supersedes such statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement will not be deemed an admission for any purpose that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of a material fact or an omission to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

Upon new audited annual financial statements being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed audited annual financial statements and all unaudited interim financial statements, together with related management's discussion and analysis, relating to prior periods shall be deemed to no longer be incorporated into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus.

Upon a new annual information form being filed by the Company with the applicable securities regulatory authorities during the term of this Prospectus, the previously filed annual information form, any material change reports filed prior to the end of the financial year in respect of which the new annual information form is filed, any information circular filed since the start of such financial year (unless otherwise required by applicable Canadian securities legislation to be incorporated by reference into this Prospectus), and any business acquisition report for acquisitions completed since the beginning of such financial year (unless such report is incorporated by reference into the current annual information form or less than nine months of the acquired business' or related businesses' operations are incorporated into the Company's most recent audited annual financial statements), shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus. Upon a new information circular prepared in connection with an annual general meeting of the Company being filed with the applicable securities regulatory authorities during the term of this Prospectus, the previous information circular prepared in connection with an annual general meeting of the Company shall be deemed no longer to be incorporated by reference into this Prospectus for the purposes of future offers and sales of Securities under this Prospectus. Upon new interim financial statements and the accompanying management's discussion and analysis being filed by us with the applicable securities regulatory authorities during the term of this Prospectus, all interim financial statements and accompanying management's discussion and analysis filed prior to the filing of the new interim financial statements shall be deemed no longer to be incorporated by reference into this Prospectus for purposes of future offers and sales of Securities hereunder.

MARKETING MATERIALS

Certain marketing materials (as that term is defined in applicable Canadian securities legislation) may be used in connection with a distribution of Securities under this Prospectus and the applicable Prospectus Supplement(s). Any "template version" of "marketing materials" (as those terms are defined in applicable Canadian securities legislation) pertaining to a distribution of Securities, and filed by the Company after the date of the Prospectus Supplement for the distribution of such Securities and before the termination of the distribution of such Securities, will be deemed to be incorporated by reference in that Prospectus Supplement for the purposes of the distribution of Securities to which the Prospectus Supplement pertains.

SUMMARY DESCRIPTION OF THE BUSINESS

Overview

Dolly Varden Silver Corporation was amalgamated under the Business Corporations Act (British Columbia) on January 30, 2012. Dolly Varden's Common Shares are listed on the TSXV under the symbol "DV", the OTCQX trading platform in the United States under the trading symbol "DOLLF" and on the Frankfurt Stock Exchange under the trading symbol "DVQ1".

Description of the Business

Dolly Varden's mineral exploration efforts are focused in the Golden Triangle region of northwestern British Columbia. As of the date of this Prospectus, the Company holds a 100% interest in the Kitsault Valley Project (the combined Homestake Ridge Project and Dolly Varden Project), among the largest high-grade, undeveloped precious metal assets in Western Canada with a combined mineral resource base of 34.7 million ounces of silver and 166,000 ounces of gold, both in the indicated category, and 29.2 million ounces of silver and 817,000 ounces of gold, both in the inferred category (see "Table 4.1" in the AIF for details regarding the mineral resource base at the Kitsault Valley Project, including tonnes and grade for each category). The Company also holds the nearby Big Bulk copper-gold property. These projects are considered to be highly prospective for hosting high-grade precious metal deposits.

At present, the Kitsault Valley Project and the nearby Big Bulk copper-gold property are all considered exploration stage projects, and consequently have no current operating income, cash flow or revenues. There is no assurance that commercially viable mineral deposits exist on any of the Company's properties.

Corporate Structure

The Company holds a 100% direct or indirect interest in two subsidiaries. The following chart sets forth the relationship between the Company and its direct and indirect subsidiaries:

SHARE STRUCTURE

Dolly Varden's authorized share capital consists of an unlimited number of Common Shares. As of April 24, 2023 the Company had 254,656,283 Common Shares and nil warrants to purchase Common Shares issued and outstanding.

In 2012, the Company entered into an ancillary rights agreement with Hecla Canada Ltd. ("Hecla") whereby Hecla was granted various rights that remains in effect as long as Hecla owns more than 10% of the outstanding Common Shares of the Company. Those rights include the right to nominate a director to the Company's board of directors (the "Board"), a right of first refusal for any transfer or sale of the Company's mineral properties, and the right to participate in future financings and private placements in order to maintain its pro-rata interest.

In February 2022, the Company entered into an investor rights agreement (the "Investor Rights Agreement") with Fury Gold Mines Limited ("Fury"). Pursuant to the Investor Rights Agreement, Fury has a right to nominate two persons to the Board so long as Fury owns greater than 20% of the outstanding Common Shares outstanding. Should Fury own greater than 10% of the outstanding Common Shares, Fury shall have the right to appoint one nominee to the Board. The Investor Rights Agreement also contain certain customary re-sale restrictions, voting and standstill conditions, and participation rights entitling Fury to maintain its percentage ownership of the Company for so long as Fury owns more than 10% of the outstanding Common Shares, all as agreed between the Company and Fury.

CONSOLIDATED CAPITALIZATION

There have been no material changes in the Company's share or loan capital, on a consolidated basis, since the date of the Interim Financial Statements, other than as outlined under the heading "Prior Sales".

EARNINGS COVERAGE RATIOS

The applicable Prospectus Supplement will provide, as required, the earnings coverage ratios with respect to the issuance of Securities pursuant to such Prospectus Supplement.

USE OF PROCEEDS

Unless otherwise specified in a Prospectus Supplement, we intend to use the net proceeds from the sale of Securities for general corporate purposes. Detailed information about the use of net proceeds of any offering of Securities under this Prospectus will be set forth in the applicable Prospectus Supplement.

There may be circumstances where, based on results obtained or for other sound business reasons, a reallocation of funds may be necessary or prudent. Accordingly, management of the Company will have broad discretion in the application of the net proceeds of an offering of Securities. The actual amount that the Company spends in connection with each intended use of proceeds may vary significantly from the amounts specified in the applicable Prospectus Supplement and will depend on a number of factors, including those referred to under "Risk Factors" in this Prospectus and in the documents incorporated by reference herein and any other factors set forth in the applicable Prospectus Supplement. We may invest funds which we do not immediately use. Such investments may include short-term marketable investment grade securities denominated in Canadian dollars, United States dollars or other currencies. We may, from time to time, issue securities other than pursuant to this Prospectus.

The Company generates no operating revenue from its activities and has negative cash flow from operating activities. To the extent that the Company has negative operating cash flow in future periods, it may need to allocate a portion of its cash reserves to fund such negative cash flow. The Company may also be required to raise additional funds through the issuance of equity or debt securities. There can be no assurance that the Company will be able to generate a positive cash flow from its operations, that additional capital or other types of financing will be available when needed or that these financings will be on terms favourable to the Company.

DIVIDENDS AND DISTRIBUTIONS

The Company has not, since the date of its formation, declared or paid any dividends on the Common Shares, and does not currently have a policy with respect to the payment of dividends. For the foreseeable future, Dolly Varden anticipates that it will retain future earnings and other cash resources for the operation and development of its business. The payment of dividends in the future, if any, will be determined by the Board in their sole discretion based upon, among other factors, the cash flow, results of operations and financial condition of the Company, the need for funds to finance ongoing operations, and such other business considerations as the Board considers relevant. There can be no assurance that Dolly Varden will declare any dividends in the future.

DESCRIPTION OF SECURITIES OFFERED

Common Shares

The rights, preferences and privileges of holders of Common Shares are subject to the rights of the holders of shares of any class or series ranking senior to the Common Shares that the Company may issue in the future. A summary of the rights of the Common Shares is set forth below. The following summary is not complete and is subject to, and qualified in its entirety by reference to, the terms and provisions of the Company's notice of articles and articles, as they may be amended from time to time, which may be accessed electronically under Dolly Varden's profile on SEDAR at www.sedar.com. Common Shares may be sold separately or together with Debt Securities, Subscription Receipts or Warrants under this Prospectus. Common Shares may also be issuable on conversion, exchange, exercise or maturity of certain Debt Securities, Subscription Receipts or Warrants qualified for issuance under this Prospectus.

Holders of Common Shares are entitled to receive notice of, attend and vote at, all meetings of the shareholders of the Company (except with respect to matters requiring the vote of a specified class or series voting separately as a class or series) and are entitled to one vote for each Common Share on all matters to be voted on by shareholders at meetings of the Company's shareholders. Holders of Common Shares are entitled to receive such dividends, if, as and when declared by the Board, in their sole discretion. All dividends which the Board may declare shall be declared and paid in equal amounts per share on all Common Shares at the time outstanding. On liquidation, dissolution or winding up of the Company, the holders of Common Shares will be entitled to receive the property of the Company remaining after payment of all outstanding debts on a pro rata basis, but subject to the rights, privileges, restrictions and conditions of any other class of shares issued by the Company. There are no pre-emptive, redemption or conversion rights attaching to the Common Shares. All Common Shares, when issued, are and will be issued as fully paid and non-assessable shares without liability for further calls or to assessment.

Debt Securities

The following sets forth certain general terms and provisions of the Debt Securities. The particular terms and provisions of a series of Debt Securities offered pursuant to an accompanying Prospectus Supplement, and the extent to which the general terms and provisions described below may apply to such Debt Securities, will be described in the applicable Prospectus Supplement. One or more series of Debt Securities may be sold separately or together with Common Shares, Subscription Receipts or Warrants under this Prospectus, or on conversion or exchange of any such Securities.

Priority

The Debt Securities will be senior or subordinated indebtedness of Dolly Varden as described in the relevant Prospectus Supplement. If the Debt Securities are senior indebtedness, they will rank equally and rateably with all other unsecured indebtedness of Dolly Varden, from time to time issued and outstanding, which is not subordinated.

If the Debt Securities are subordinated indebtedness, they will rank equally and rateably with all other subordinated Debt Securities from time to time issued and outstanding. In the event of the insolvency or winding-up of Dolly Varden, the subordinated Debt Securities will be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Dolly Varden, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

The Debt Securities are Unsecured Obligations

The Debt Securities will be direct unsecured obligations of Dolly Varden.

Terms of the Debt Securities

In conformity with applicable laws of Canada, for all bonds and notes of companies that are publicly offered, the Debt Securities will be governed by a document called an "indenture". There will be a separate indenture for the senior Debt Securities and the subordinated Debt Securities. An indenture is a contract between a financial institution, acting on your behalf as trustee of the Debt Securities offered, and us. The trustee has two main roles. First, subject to some limitations on the extent to which the trustee can act on your behalf, the trustee can enforce your rights against us if we default on our obligations under the indenture. Second, the trustee performs certain administrative duties for us. The aggregate principal amount of Debt Securities that may be issued under each indenture is unlimited. A copy of the form of each indenture to be entered into in connection with offerings of Debt Securities will be filed with the securities regulatory authorities in Canada when it is entered into. A copy of any indenture or supplement thereto entered into by us will be filed with securities regulatory authorities and will be available on our SEDAR profile at www.sedar.com.

This Prospectus does not qualify the issuance of Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to one or more underlying interests including, for example, an equity or debt security, a statistical measure of economic or financial performance including, but not limited to, any currency, consumer price or mortgage index, or the price or value of one or more commodities, indices or other items, or any other item or formula, or any combination or basket of the foregoing items. For greater certainty, this Prospectus may qualify for issuance Debt Securities in respect of which the payment of principal and/or interest may be determined, in whole or in part, by reference to published rates of a central banking authority or one or more financial institutions, such as a prime rate or bankers' acceptance rate, or to recognized market benchmark interest rates such as CDOR (the Canadian Dollar Offered Rate) or a United States federal funds rate.

Selected provisions of the Debt Securities and the indenture(s) under which such Debt Securities will be issued are summarized below. This summary is not complete. The statements made in this Prospectus relating to any indenture and Debt Securities to be issued thereunder are summaries of certain anticipated provisions thereof and are subject to, and are qualified in their entirety by reference to, all provisions of the applicable indenture.

The indentures will not limit the amount of Debt Securities that we may issue thereunder. We may issue Debt Securities from time to time under an indenture in one or more series by entering into supplemental indentures or by our Board or a duly authorized committee authorizing the issuance. The Debt Securities of a series need not be issued at the same time, bear interest at the same rate or mature on the same date.

The Prospectus Supplement for a particular series of Debt Securities will disclose the specific terms of such Debt Securities, including the price or prices at which the Debt Securities to be offered will be issued. The terms and provisions of any Debt Securities offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. Those terms may include some or all of the following:

(a) the designation, aggregate principal amount and authorized denominations of such Debt Securities;

(b) the indenture under which such Debt Securities will be issued and the trustee(s) thereunder;

(c) the currency or currency units for which the Debt Securities may be purchased and the currency or currency unit in which the principal and any interest is payable (in either case, if other than Canadian dollars);

(d) whether such Debt Securities are senior or subordinated and, if subordinated, the applicable subordination provisions of the Debt Securities;

(e) the percentage of the principal amount at which such Debt Securities will be issued;

(f) the date or dates on which such Debt Securities will mature;

(g) the rate or rates per annum at which such Debt Securities will bear interest (if any), or the method of determination of such rates (if any);

(h) the dates on which any such interest will be payable and the record dates for such payments;

(i) any redemption term or terms under which such Debt Securities may be defeased;

(j) whether such Debt Securities are to be issued in registered form, bearer form or in the form of temporary or permanent global securities and the basis of exchange, transfer and ownership thereof;

(k) the place or places where principal, premium and interest will be payable;

(l) the designation and terms of any other Securities with which the Debt Securities will be offered, if any, and the principal amount of Debt Securities that will be offered with each Security;

(m) the securities exchange(s) on which such series of Debt Securities will be listed, if any;

(n) any terms relating to the modification, amendment or waiver of any terms of such Debt Securities or the applicable indenture;

(o) any change in the right of the trustee or the holders to declare the principal, premium and interest with respect to such series of Debt Securities to be due and payable;

(p) governing law;

(q) any limit upon the aggregate principal amount of the Debt Securities of such series that may be authenticated and delivered under the indenture;

(r) if other than Dolly Varden or the trustee, the identity of each registrar and/or paying agent;

(s) if the Debt Securities are issued as a Unit with another Security, the date on and after which the Debt Securities and other Security will be separately transferable;

(t) if the Debt Securities are to be issued upon the exercise of Warrants, the time, manner and place for such Securities to be authenticated and delivered;

(u) if the Debt Securities are to be convertible or exchangeable into other securities of Dolly Varden, the terms and procedures for the conversion or exchange of the Debt Securities into other securities; and

(v) any other specific terms of the Debt Securities of such series, including any events of default or covenants.

Any convertible or exchangeable Debt Securities will be convertible or exchangeable only for other securities of Dolly Varden. In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Dolly Varden following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, the amount paid for such Securities, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under section 131 of the Securities Act (British Columbia) or otherwise by law. This right of rescission will not extend to any holders of convertible or exchangeable Debt Securities who acquire such convertible or exchangeable Debt Securities from an initial purchaser on the open market or otherwise.

Debt Securities, if issued in registered form, will be exchangeable for other Debt Securities of the same series and tenor, registered in the same name, for a like aggregate principal amount in authorized denominations and will be transferable at any time or from time to time at the corporate trust office of the relevant trustee. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Modifications

We may amend any indenture and the Debt Securities without the consent of the holders of the Debt Securities in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Debt Securities. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Subscription Receipts

Subscription Receipts may be offered separately or together with Common Shares, Debt Securities or Warrants, as the case may be. Subscription Receipts will be issued under a subscription receipt agreement (a "Subscription Receipt Agreement") that will be entered into between us and the escrow agent (the "Escrow Agent") at the time of issuance of the Subscription Receipts. Each Escrow Agent will be a financial institution authorized to carry on business as a trustee. If underwriters or agents are used in the sale of any Subscription Receipts, one or more of such underwriters or agents may also be a party to the Subscription Receipt Agreement governing the Subscription Receipts sold to or through such underwriter or agent.

Terms of the Subscription Receipts

The Subscription Receipt Agreement will provide each initial purchaser of Subscription Receipts with a non-assignable contractual right of rescission following the issuance of any Common Shares or Debt Securities, as applicable, to such purchaser upon the exchange of the Subscription Receipts if this Prospectus, the Prospectus Supplement under which the Subscription Receipts are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Subscription Receipts upon surrender of the Securities issued in exchange therefor, provided that such remedy for rescission is exercised in the time stipulated in the Subscription Receipt Agreement. This right of rescission will not extend to any holders of Subscription Receipts who acquire such Subscription Receipts from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the Subscription Receipt Agreement covering the Subscription Receipts being offered. The specific terms of the Subscription Receipts, and the extent to which the general terms described in this section apply to those Subscription Receipts, will be set forth in the applicable Prospectus Supplement. A copy of the Subscription Receipt Agreement will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Subscription Receipts will entitle the holder thereto to receive other Securities (typically Common Shares or Debt Securities), for no additional consideration, upon the completion of a particular transaction or event, typically an acquisition of the assets or securities of another entity by the Company. The subscription proceeds from an offering of Subscription Receipts will be held in escrow by an escrow or other agent (the "Escrowed Funds") pending the completion of the transaction or the termination time (the time at which the escrow terminates regardless of whether the transaction or event has occurred). Holders of Subscription Receipts will receive other Securities upon the completion of the particular transaction or event or, if the transaction or event does not occur by the termination time, a return of the subscription funds for their Subscription Receipts together with any interest or other income earned thereon.

This section describes the general terms that will apply to any Subscription Receipts being offered. The terms and provisions of any Subscription Receipts offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Subscription Receipts that will be described in the related Prospectus Supplement will include, where applicable:

(a) the number of Subscription Receipts;

(b) the price at which the Subscription Receipts will be offered;

(c) conditions (the "Release Conditions") for the exchange of Subscription Receipts into Common Shares or Debt Securities, as the case may be, and the consequences of such conditions not being satisfied;

(d) the procedures for the exchange of the Subscription Receipts into Common Shares or Debt Securities;

(e) the number of Common Shares or Debt Securities to be exchanged for each Subscription Receipt;

(f) the currency or currency unit for which Subscription Receipts may be purchased and the aggregate principal amount, currency or currencies, denominations and terms of the series of Common Shares or Debt Securities that may be exchanged upon exercise of each Subscription Receipt;

(g) the designation and terms of any other Securities with which the Subscription Receipts will be offered, if any, and the number of Subscription Receipts that will be offered with each Security;

(h) the dates or periods during which the Subscription Receipts may be exchanged into Common Shares or Debt Securities;

(i) the identity of the Escrow Agent;

(j) the terms and conditions under which the Escrow Agent will hold all or a portion of the gross proceeds from the sale of such Subscription Receipts, together with interest and income earned thereon, or collectively, the Escrowed Funds, pending satisfaction of the Release Conditions;

(k) the terms and conditions under which the Escrow Agent will release all or a portion of the Escrowed Funds to us upon satisfaction of the Release Conditions and if the Subscription Receipts are sold to or through underwriters or agents, the terms and conditions under which the Escrow Agent will release a portion of the Escrowed Funds to such underwriters or agents in payment of all or a portion of their fees or commissions in connection with the sale of the Subscription Receipts;

(l) procedures for the payment by the Escrow Agent to holders of such Subscription Receipts of an amount equal to all or a portion of the subscription price of their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, if the Release Conditions are not satisfied;

(m) the material income tax consequences of owning, holding and disposing of the Subscription Receipts;

(n) the securities exchange(s) on which the Subscription Receipts will be listed, if any; and

(o) any other material terms and conditions of the Subscription Receipts.

Prior to the exchange of their Subscription Receipts, holders of Subscription Receipts will not have any of the rights of holders of the securities to be received on the exchange of the Subscription Receipts.

Subscription Receipts, if issued in registered form, will be exchangeable for other Subscription Receipts of the same tenor, at the office indicated in the applicable Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto.

Escrow

The Subscription Receipt Agreement will provide that the Escrowed Funds will be held in escrow by the Escrow Agent, and such Escrowed Funds will be released to us (and, if the Subscription Receipts are sold to or through underwriters or agents, a portion of the Escrowed Funds may be released to such underwriters or agents in payment of all or a portion of their fees in connection with the sale of the Subscription Receipts) at the time and under the terms specified by the Subscription Receipt Agreement. If the Release Conditions are not satisfied, holders of Subscription Receipts will receive payment of an amount equal to all or a portion of the subscription price for their Subscription Receipts, plus any additional amounts provided for in the Subscription Receipt Agreement, in accordance with the terms of the Subscription Receipt Agreement.

Modifications

The Subscription Receipt Agreement will specify the terms upon which modifications and alterations to the Subscription Receipts issued thereunder may be made by way of a resolution of holders of Subscription Receipts at a meeting of such holders or by way of consent in writing from such holders. The number of holders of Subscription Receipts required to pass such a resolution or execute such a written consent will be specified in the Subscription Receipt Agreement. The Subscription Receipt Agreement will also specify that we may amend the Subscription Receipt Agreement and the Subscription Receipts, withoutthe consent of the holders of the Subscription Receipts, to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of the holder of outstanding Subscription Receipts or as otherwise specified in the Subscription Receipt Agreement.

Warrants

The following sets forth certain general terms and provisions of the Warrants. We may issue Warrants for the purchase of Common Shares, Debt Securities or other securities of Dolly Varden. Warrants may be issued independently or together with Common Shares, Debt Securities, Subscription Receipts or other Securities offered by any Prospectus Supplement and may be attached to, or separate from, any such offered Securities. Each series of Warrants may be issued under a warrant indenture or agreement between us and a warrant agent, and if applicable, which will be named in the applicable Prospectus Supplement.

Terms of the Warrants

Each initial purchaser of Warrants that are exercisable within 180 days of the date of purchase will have a non-assignable contractual right of rescission following the issuance of any securities to such purchaser upon the exercise of the Warrants if this Prospectus, the Prospectus Supplement under which the Warrants are offered, or any amendment hereto or thereto contains a misrepresentation, as such term is defined in the Securities Act (British Columbia). This contractual right of rescission will entitle such initial purchaser to receive the amount paid for the Warrants, including any additional amounts paid upon the exercise of such Warrants, upon surrender of the securities issued on the exercise thereof, provided that such remedy for rescission is exercised within 180 days from the date of the purchase of such Warrants under the applicable Prospectus Supplement. This right of rescission will not extend to any holders of Warrants who acquire such Warrants from an initial purchaser on the open market or otherwise.

The applicable Prospectus Supplement will include details of the warrant agreement(s) covering the Warrants being offered. The specific terms of the Warrants, and the extent to which the general terms described in this section apply to those Warrants, will be set forth in the applicable Prospectus Supplement.

A copy of the agreement governing the Warrants will be filed by us with securities regulatory authorities after it has been entered into by us and will be available on our SEDAR profile at www.sedar.com.

Warrants will entitle the holder thereof to receive other Securities (typically Common Shares or Debt Securities) upon the exercise thereof and payment of the applicable exercise price. A Warrant is typically exercisable for a specific period of time at the end of which time it will expire and cease to be exercisable.

This section describes the general terms that will apply to any Warrants being offered. The terms and provisions of any Warrants offered under a Prospectus Supplement may differ from the terms described below, and may not be subject to or contain any or all of such terms. The particular terms of each issue of Warrants that will be described in the related Prospectus Supplement will include, where applicable:

(a) the designation of the Warrants;

(b) the aggregate number of Warrants offered and the offering price;

(c) the designation, number and terms of the Common Shares, Debt Securities or other Securities purchasable upon exercise of the Warrants, and procedures that will result in the adjustment of those numbers;

(d) the exercise price of the Warrants;

(e) the dates or periods during which the Warrants are exercisable;

(f) the designation and terms of any securities with which the Warrants are issued;

(g) if the Warrants are issued as a Unit with another Security, the date on and after which the Warrants and the other Security will be separately transferable;

(h) the currency or currency unit in which the exercise price is denominated;

(i) whether such Warrants will be subject to redemption or call, and if so, the terms of such redemption or call provisions;

(j) any minimum or maximum amount of Warrants that may be exercised at any one time;

(k) whether such Warrants will be listed on any securities exchange;

(l) whether the Warrants will be issued in fully registered or global form;

(m) any terms, procedures and limitations relating to the transferability, exchange or exercise of the Warrants;

(n) any rights, privileges, restrictions and conditions attaching to the Warrants;

(o) the material income tax consequences of owning, holding and disposing of the Warrant; and

(p) any other specific terms.

Warrant certificates, if issued in registered form, will be exchangeable for new warrant certificates of different denominations at the office indicated in the applicable Prospectus Supplement. No charge will be made to the holder for any such exchange or transfer except for any tax or government charge incidental thereto. Prior to the exercise of their Warrants, holders of Warrants will not have any of the rights of holders of the Securities subject to the Warrants.

Modifications

We may amend any agreement governing the Warrants and the Warrants themselves, without the consent of the holders of the Warrants in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Warrants. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

Enforceability

If applicable, the warrant agent will act solely as our agent. The warrant agent will not have any duty or responsibility if we default under any agreement governing the Warrants or the warrant certificates. A Warrant holder may, without the consent of the warrant agent, if applicable, enforce, by appropriate legal action on its own behalf, the holder's right to exercise the holder's Warrants.

Units

The following sets forth certain general terms and provisions of the Units. We may issue Units comprised of only one or more of the other Securities described in this Prospectus in any combination. Each Unit will be issued so that the holder of the Unit is also the holder of each Security included in the Unit. Thus, the holder of a Unit will have the rights and obligations of a holder of each included Security. The unit agreement under which a Unit is issued may provide that the Securities included in the Unit may not be held or transferred separately, at any time or at any time before a specified date.

Terms of the Units

Any Prospectus Supplement for Units supplementing this Prospectus will contain the terms and other information with respect to the Units being offered thereby, including:

(a) the designation and terms of the Units and of the Securities comprising the Units, including whether and under what circumstances those Securities may be held or transferred separately;

(b) any provisions for the issuance, payment, settlement, transfer or exchange of the Units or of the Securities comprising the Units;

(c) how, for income tax purposes, the purchase price paid for the Units is to be allocated among the component Securities;

(d) the currency or currency units in which the Units may be purchased and the underlying Securities denominated;

(e) the securities exchange(s) on which such Units will be listed, if any;

(f) whether the Units and the underlying Securities will be issued in fully registered or global form; and

(g) any other specific terms of the Units and the underlying Securities.

The preceding description and any description of Units in the applicable Prospectus Supplement does not purport to be complete and is subject to and is qualified in its entirety by reference to any agreement(s) governing the Units and, if applicable, collateral arrangements and depositary arrangements relating to such Units.

Modifications

We may amend any agreement governing the Units and the Units themselves, without the consent of the holders of the Units, in certain circumstances including to cure any ambiguity, to cure, correct or supplement any defective or inconsistent provision, or in any other manner that will not materially and adversely affect the interests of holders of outstanding Units. A more detailed description of the amendment provisions will be included in the applicable Prospectus Supplement.

PRIOR SALES

Information in respect of prior sales of Common Shares and other Securities distributed under this Prospectus and for securities that are convertible into or exchangeable for Common Shares or such other Securities within the previous 12-month period will be provided, as required, in a Prospectus Supplement with respect to the issuance of Common Shares and/or other Securities pursuant to such Prospectus Supplement.

TRADING PRICES AND VOLUMES

The outstanding Common Shares are listed on the TSXV under the symbol "DV". On April 24, 2023, the last trading day prior to the date of this Prospectus, the closing price of the Common Shares on the TSXV was $1.13. Trading prices and volumes of the Common Shares on the TSXV for the previous 12-month period will be provided, as required, in each Prospectus Supplement.

PLAN OF DISTRIBUTION

The Company may sell the Securities to or through one or more underwriters or dealers, purchasing as principals for public offering and sale by them, and may also sell Securities to one or more other purchasers directly or through agents. Securities sold to the public pursuant to this Prospectus may be offered and sold exclusively in Canada. The Prospectus Supplement relating to an offering of Securities will indicate the jurisdiction or jurisdictions in which such offering is being made to the public and will identify the person(s) offering the Securities. Each Prospectus Supplement will set out the terms of the offering, including the name or names of any underwriters, dealers or agents, the purchase price or prices of the Securities (or the manner of determination thereof if offered on a non-fixed price basis), and the proceeds to us from the sale of the Securities. A Prospectus Supplement may provide that the Securities sold thereunder will be "flow-through" securities. Only underwriters, dealers or agents so named in the Prospectus Supplement are deemed to be underwriters, dealers or agents, as the case may be, in connection with the Securities offered thereby.

The Securities may be sold, from time to time in one or more transactions at a fixed price or prices which may be changed or at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The prices at which the Securities may be offered may vary between purchasers and during the period of distribution. If, in connection with the offering of Securities at a fixed price or prices, the underwriters have made a reasonable effort to sell all of the Securities at the initial offering price fixed in the applicable Prospectus Supplement, the public offering price may be decreased and thereafter further changed, from time to time, to an amount not greater than the initial public offering price fixed in such Prospectus Supplement, in which case the compensation realized by the underwriters, dealers or agents will be decreased by the amount that the aggregate price paid by purchasers for the Securities is less than the gross proceeds paid by the underwriters, dealers or agents to us.

Underwriters, dealers or agents may make sales of Securities in privately negotiated transactions and/or any other method permitted by law. In connection with any offering of Securities, underwriters may over-allot or effect transactions which stabilize or maintain the market price of the offered Securities at a level above that which might otherwise prevail in the open market. A purchaser who acquires any Securities forming part of the underwriters' over-allocation position acquires those securities under the applicable Prospectus Supplement, regardless of whether the over-allocation position is ultimately filled through the exercise of the over-allotment option or secondary market purchases. Such transactions may be commenced, interrupted or discontinued at any time.

If underwriters or dealers purchase Securities as principals, the Securities will be acquired by the underwriters or dealers for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. The obligations of the underwriters or dealers to purchase those Securities will be subject to certain conditions precedent, and the underwriters or dealers will be obligated to purchase all the Securities offered by the Prospectus Supplement if any of such Securities are purchased. Any public offering price and any discounts or concessions allowed or re-allowed or paid may be changed from time to time.

The Securities may also be sold directly by us in accordance with applicable securities laws at prices and upon terms agreed to by the purchaser and us, or through agents designated by us, from time to time. Any agent involved in the offering and sale of Securities pursuant to a particular Prospectus Supplement will be named, and any commissions payable by us to that agent will be set forth in such Prospectus Supplement. Unless otherwise indicated in the Prospectus Supplement, any agent would be acting on a best efforts basis for the period of its appointment.

In connection with the sale of the Securities, underwriters, dealers or agents may receive compensation from us in the form of commissions, concessions and discounts. Any such commissions may be paid out of our general funds or the proceeds of the sale of Securities. Underwriters, dealers and agents who participate in the distribution of the Securities may be entitled under agreements to be entered into with us to indemnification by us against certain liabilities, including liabilities under Canadian securities legislation, or to contribution with respect to payments which such underwriters, dealers or agents may be required to make in respect thereof. Such underwriters, dealers and agents may engage in transactions with, or perform services for, us in the ordinary course of business.

Each issue by the Company of Debt Securities, Subscription Receipts, Warrants and Units will be a new issue of securities with no established trading market. Unless otherwise specified in a Prospectus Supplement relating to an offering of Debt Securities, Subscription Receipts, Warrants and Units, such Securities will not be listed on any securities or stock exchange. Any underwriters, dealers or agents to or through whom such Securities are sold may make a market in such Securities, but they will not be obligated to do so and may discontinue any market making at any time without notice. No assurance can be given that a trading market in any such Securities will develop or as to the liquidity of any trading market for such Securities.

In connection with any offering of Securities, the applicable Prospectus Supplement will set forth any intention by the underwriters, dealers or agents to offer, allot or effect transactions which stabilize or maintain the market price of the Securities offered at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be interrupted or discontinued at any time.

CERTAIN INCOME TAX CONSIDERATIONS

The applicable Prospectus Supplement will describe certain material Canadian federal income tax consequences to an investor of the acquisition, ownership and disposition of any Securities offered thereunder.

RISK FACTORS

An investment in the Securities involves certain risks. A prospective purchaser of Securities should carefully consider the risks and uncertainties described in the documents incorporated by reference into this Prospectus (including subsequent filed documents incorporated by reference into this Prospectus) and, if applicable, those described in a Prospectus Supplement relating to a specific offering of Securities. Discussions of certain risks and uncertainties affecting our business are provided in our AIF and our MD&A (or, as applicable, our annual information form and our management's discussion and analysis for subsequent periods), each of which is incorporated by reference into this Prospectus. These are not the only risks and uncertainties that we face. Additional risks not presently known to us or that we currently consider immaterial may also materially and adversely affect us. If any of the events identified in these risks and uncertainties were to actually occur, our business, financial condition or results of operations could be materially harmed.

In addition, prospective purchasers of Securities should carefully consider, in light of their own financial circumstances, the risk factors set out below, as well as the other information contained in this Prospectus (including the documents incorporated by reference herein) and in all subsequently filed documents incorporated by reference and those described in a Prospectus Supplement relating to a specific offering of Securities, before making an investment decision.

Additional risks and uncertainties of which the Company currently is unaware of or that are unknown or that it currently deems to be immaterial could have a material adverse effect on the Company's business, financial condition and results of operations. The Company cannot provide assurance that it will successfully address any or all of these risks. There is no assurance that any risk management steps taken will avoid future loss due to the occurrence of the adverse effects set out in the risk factors herein, or in the other documents incorporated or deemed incorporated by reference herein or other unforeseen risks.

There is no existing public market for the Debt Securities, Subscription Receipts, Warrants or Units and a market may not develop

There is currently no market through which the Debt Securities, Subscription Receipts, Warrants or Units may be sold and purchasers of Debt Securities, Subscription Receipts, Warrants or Units may not be able to resell such Debt Securities, Subscription Receipts, Warrants or Units purchased under this Prospectus. There can be no assurance that an active trading market will develop for the Debt Securities, Subscription Receipts, Warrants or Units after an offering or, if developed, that such market will be sustained. This may affect the pricing of the Debt Securities, Subscription Receipts, Warrants or Units in the secondary market, the transparency and availability of trading prices, the liquidity of the Debt Securities, Subscription Receipts, Warrants or Units and the extent of issuer regulation.

The public offering prices of the Securities may be determined by negotiation between the Company and underwriters, dealers or agents based on several factors and may bear no relationship to the prices at which the Securities will trade in the public market subsequent to such offering, if any public market develops. See "Plan of Distribution".

Negative Cash Flows

Since inception, the Company has generated negative operating cash flows and may continue to do so. To the extent that the Company has negative cash flow in any future period, the Company may be required to use net proceeds from offerings made under this Prospectus to fund such negative cash flow from operating activities. In order to stay in business, in the absence of cash flow from operations, the Company will have to raise funding through financing activities. However, there is no certainty the Company will be able to raise funds at all or on terms acceptable to the Company in the event it needs to do so. Furthermore, additional funds raised by the Company through the issuance of equity or convertible debt securities would cause the Company's current shareholders to experience dilution. Such securities also may grant rights, preferences or privileges senior to those of the Company's shareholders. The Company does not have any contractual restrictions on its ability to incur debt and, accordingly, the Company could incur significant amounts of indebtedness to finance its operations. Any such indebtedness could contain restrictive covenants, which likely would restrict the Company's operations.

Potential Dilution

The Company's constating documents allow the Company to issue an unlimited number of Common Shares for such consideration and on such terms and conditions as shall be established by the Company's Board, in many cases, without the approval of our shareholders. The Company may issue Common Shares in public or private offerings (including through the sale of Securities convertible into or exchangeable for Common Shares) and on the exercise of stock options or other securities exercisable for Common Shares.

The Company may also issue Common Shares to finance or as consideration for future acquisitions and other projects or in connection with the establishment or development of strategic relationships. Any such future issuances of Common Shares could be significant and the Company cannot predict the effect that future issuances and sales of Common Shares will have on the market price of the Common Shares. Issuances of a substantial number of additional Common Shares, or the perception that such issuances could occur, may adversely affect prevailing market prices for our Common Shares. With any additional issuance of Common Shares, investors will suffer dilution to their voting power and we may experience dilution in our earnings per share.

Volatility of Market Price of Securities

The market price of the Securities may be volatile. The volatility may affect the ability of holders to sell the Securities at an advantageous price. Market price fluctuations in the Securities may be due to the Company's operating results failing to meet the expectations of securities analysts or investors in any quarter, downward revision in securities analysts' estimates, governmental regulatory action, adverse changes in general market conditions or economic trends, acquisitions, dispositions or other material public announcements by the Company or its competitors, along with a variety of additional factors, including, without limitation, those set forth under the heading "Cautionary Statement on Forward-Looking Information". In addition, the market price for securities on stock markets, including the TSXV, is subject to significant price and trading fluctuations. These fluctuations have resulted in volatility in the market prices of securities that often has been unrelated or disproportionate to changes in operating performance. These broad market fluctuations may adversely affect the market price of the Securities.

Forward-Looking Information May Prove to be Inaccurate

Investors are cautioned not to place undue reliance on forward-looking information. By its nature, forward-looking information involves numerous assumptions, known and unknown risks and uncertainties, of both a general and specific nature, that could cause actual results to differ materially from those suggested by the forward-looking information or contribute to the possibility that predictions, forecasts or projections will prove to be materially inaccurate. Additional information on the risks, assumptions and uncertainties are found in this Prospectus under the heading "Cautionary Statement on Forward-Looking Information".

Positive Return not Guaranteed

A positive return on an investment in the Securities is not guaranteed. There is no guarantee that an investment in the Securities will earn any positive return in the short term or long term. An investment in the Securities involves a high degree of risk and should be undertaken only by investors whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. An investment in the Securities is appropriate only for investors who have the capacity to absorb a loss of some or all of their investment.

Discretion in the Use of Proceeds

While detailed information regarding the use of proceeds from the sale of Securities will be described in the applicable Prospectus Supplement, the Company will have broad discretion over the use of net proceeds from an offering by the Company of its Securities. There may be circumstances where, for sound business reasons, a reallocation of funds may be deemed prudent or necessary. In such circumstances, the net proceeds will be reallocated at the Company's sole discretion. Management will have discretion concerning the use of proceeds scribed in the applicable Prospectus Supplement as well as the timing of their expenditures. As a result, an investor will be relying on the judgment of management for the application of the proceeds. Management may use the net proceeds described in a Prospectus Supplement in ways that an investor may not consider desirable. The results and the effectiveness of the application of the proceeds are uncertain. If the proceeds are not applied effectively, the Company's results of operations may suffer.

First Nations Land Claims

First Nations rights may be claimed on Crown properties or other types of tenure with respect to which mining rights have been conferred. The Supreme Court of Canada in Tsilhqot'in Nation v British Columbia held that aboriginal title is a beneficial interest in the land, the underlying control of which is retained by the Crown. The rights conferred by the aboriginal title include the right to determine how the land will be used, to enjoy, occupy and possess and to proactively use and manage the land including the natural resources. The Tsilhqot'in Nation case sets out criteria by which the Crown can override the aboriginal title in the public interest which includes consultations and accommodation, substantive and compelling objectives and respecting the fiduciary obligations to the aboriginal body in question. The Company's Kitsault Valley Project may now or in the future be the subject of aboriginal or indigenous land claims. The legal nature of aboriginal land claims is a matter of considerable complexity. The impact of any such claim on the Company's ownership interest in the Kitsault Valley Project cannot be predicted with any degree of certainty and no assurance can be given that a broad recognition of aboriginal rights in the area in which the Kitsault Valley Project is located, by way of a negotiated settlement or judicial pronouncement, would not have an adverse effect on the Company's activities. Even in the absence of such recognition, the Company may at some point be required to negotiate with and seek the approval of holders of aboriginal interests in order to facilitate exploration and development work on the Kitsault Valley Project, there is no assurance that the Company will be able to establish a practical working relationship with any First Nations in the area which would allow it to ultimately develop the Kitsault Valley Project.

Leverage Risk

The Company's degree of leverage could have material adverse consequences for the Company, including, but not limited to: limiting the Company's ability to obtain additional financing for working capital, capital expenditures, product development, debt service requirements, acquisitions and general corporate or other purposes; restricting the Company's flexibility and discretion to operate its business; limiting the Company's ability to declare dividends on its Common Shares; having to dedicate a portion of the Company's cash flows from operations to the payment of interest on its existing indebtedness and not having such cash flows available for other purposes, including operations, capital expenditures and future business opportunities; exposing the Company to increased interest expense on borrowings at variable rates; limiting the Company's ability to adjust to changing market conditions; placing the Company at a competitive disadvantage compared to its competitors that have less debt; making the Company vulnerable in a downturn in general economic conditions; and making the Company unable to make capital expenditures that are important to its growth and strategies.

Limited Cash and Liquidity Position

In the management of the Company's current cash and liquidity position, the Company maintains a balance between continuity of funding and flexibility through the use of borrowings. The Company closely monitors its liquidity position and expects, but cannot guarantee that it will, have adequate sources of funding to finance the Company's projects and operations in the future.

Dividends Unlikely

The declaration, timing, amount and payment of any dividends on the Common Shares are at the discretion of the Board and will depend upon the Company's future earnings, cash flows, acquisition capital requirements and financial condition, and other relevant factors. There can be no assurance that the Company will declare a dividend on a quarterly, annual or other basis. Management intends to reinvest any profits realized from the Company's business for the foreseeable future in further royalty and streaming investments.

Prevailing interest rates will affect the market price or value of Debt Securities

The market price or value of Debt Securities will decline as prevailing interest rates for comparable debt instruments rise, and increase as prevailing interest rates for comparable debt instruments decline.

The Debt Securities will not be secured by assets of Dolly Varden

Holders of secured indebtedness of Dolly Varden would have a claim on the assets securing such indebtedness that effectively ranks prior to the claim of holders of Debt Securities and would have a claim that ranks senior to the claim of holders of subordinated Debt Securities to the extent that such security did not satisfy the secured indebtedness. Furthermore, although covenants given by Dolly Varden in various agreements may restrict incurring secured indebtedness, such indebtedness may, subject to certain conditions, be incurred by us in the future.

Subordination

The Debt Securities will be subordinated indebtedness as described in the relevant Prospectus Supplement. In the event of the insolvency or winding-up of Dolly Varden, any subordinated Debt Securities would be subordinated and postponed in right of payment to the prior payment in full of all other liabilities and indebtedness of Dolly Varden, other than indebtedness that, by its terms, ranks equally with, or subordinate to, such subordinated Debt Securities.

LEGAL MATTERS

Unless otherwise specified in a Prospectus Supplement relating to a specific offering of Securities, certain legal matters relating to the offering of Securities will be passed upon on our behalf by Stikeman Elliott LLP. As of the date hereof, partners and associates of Stikeman Elliott LLP own beneficially, directly or indirectly, less than 1% of any of our securities or any of our associates or affiliates. In addition, certain legal matters in connection with any offering of Securities will be passed upon for any underwriters or agents, as applicable, by counsel to be designated at the time of the offering.

AUDITORS, TRANSFER AGENT AND REGISTRAR

The auditor of the Company is Davidson & Company LLP, Chartered Professional Accountants, at its offices located at 609 Granville St #1200, Vancouver, BC V7Y 1H4. Davidson & Company LLP is independent from the Company within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Computershare Investor Services Inc., at its principal office at 510 Burrard Street, 3rd Floor, Vancouver, BC, Canada, V6C 3B9, is the transfer agent for the Common Shares.

INTERESTS OF EXPERTS

All scientific and technical information relating to the Dolly Varden Project contained and incorporated by reference in this Prospectus is solely derived from the technical report titled "Technical Report on the Combined Kitsault Valley Project, British Columbia, Canada" with an effective date of September 28, 2022 (the "Kitsault Valley Project Report"), authored by Andrew J. Turner, B.Sc., P. Geo. and Rachelle Hough, P. Geo., each of whom is an independent "Qualified Person" as defined in NI 43-101.

To the knowledge of the Company, as of the date hereof, none of Andrew J. Turner, Rachelle Hough nor any of their "designated professionals" as defined in NI 51-102, hold any beneficial interest in, directly or indirectly, Common Shares, or securities convertible into Common Shares, equal to or greater than one percent (1%) of the issued and outstanding Common Shares, nor any other property of the Company or any of its associates or affiliates.

Robert van Egmond, Vice-President Exploration of the Company, has reviewed and approved the scientific and technical information in respect of the Kitsault Valley Project contained in this Prospectus, to ensure that the technical information contained in this Prospectus is an accurate summary of the original reports and data provided to or developed by the Company. Mr. van Egmond is considered, by virtue of his education, experience and professional association, to be a Qualified Person for the purposes of NI 43-101. Mr. van Egmond is not independent of the Company within the meaning of NI 43-101.

Deloitte LLP were the auditor of Homestake for the years ended December 31, 2021 and 2020 and as of May 10, 2022, and throughout the period covered by the financial statements of Homestake on which they reported, Deloitte LLP were independent of Homestake within the meaning of the Rules of Professional Conduct of the Chartered Professional Accountants of British Columbia.

Readers are reminded that the conclusions of the Kitsault Valley Project Report are preliminary in nature and may include inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves. Readers are further cautioned that mineral resources that are not mineral reserves do not have demonstrated economic viability.

PURCHASERS' STATUTORY AND CONTRACTUAL RIGHTS

Securities legislation in certain of the provinces of Canada provides purchasers with the right to withdraw from an agreement to purchase securities. This right may only be exercised within two business days after receipt or deemed receipt of a prospectus and any amendment, irrespective of the determination at a later date of the purchase price of the securities distributed. In several of the provinces, the securities legislation further provides a purchaser with remedies for rescission or, in some jurisdictions, revisions of the price or damages if the prospectus and any amendment contains a misrepresentation or is not delivered to the purchaser, provided that the remedies for rescission, revisions of the price or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser's province. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of these rights or consult with a legal advisor.

In an offering of convertible, exchangeable or exercisable Securities, original purchasers will have a contractual right of rescission against Dolly Varden following the conversion, exchange or exercise of such Securities in the event that this Prospectus, the applicable Prospectus Supplement or any amendment thereto contains a misrepresentation. The contractual right of rescission will entitle such original purchasers to receive, upon surrender of the securities issued upon conversion, exchange or exercise of such Securities, in addition to the amount paid on original purchase of such Securities, the amount paid upon conversion, exchange or exercise, provided that (i) the conversion, exchange or exercise takes place within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement and (ii) the right of rescission is exercised within 180 days from the date of the purchase of such Securities under the applicable Prospectus Supplement. This contractual right of rescission will be consistent with the statutory right of rescission described under section 131 of the Securities Act (British Columbia) and is in addition to any other right or remedy available to original purchasers under Section 131 of the Securities Act (British Columbia) or otherwise by law.

Original purchasers of convertible, exchangeable or exercisable Securities are further cautioned that in an offering of convertible, exchangeable or exercisable Securities, the statutory right of action for damages for a misrepresentation contained in a prospectus is, under the securities legislation of certain provinces, limited to the price at which the convertible, exchangeable or exercisable Security was offered to the public under the prospectus offering. Accordingly, any further payment made at the time of conversion, exchange or exercise of the security may not be recoverable in a statutory action for damages in such provinces. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser's province for the particulars of this right of action for damages or consult with a legal adviser.

CERTIFICATE OF THE COMPANY

Dated: April 25, 2023

This short form prospectus, together with the documents incorporated in this prospectus by reference, will, as of the date of the last supplement to this prospectus relating to the securities offered by this prospectus and the supplement(s), constitute full, true and plain disclosure of all material facts relating to the securities offered by this prospectus and the supplement(s) as required by the securities legislation of each of the provinces of Canada other than Québec.

DOLLY VARDEN SILVER CORPORATION

(signed) "Shawn Khunkhun"	(signed) "Ann Fehr"

Shawn Khunkhun	Ann Fehr
Chief Executive Officer and Director	Chief Financial Officer

On behalf of the Board of Directors

(signed) "Darren Devine"	(signed) "Robert McLeod"

Darren Devine Director	Robert McLeod Director

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